[LETTERHEAD OF BREYER & ASSOCIATES PC]

November 13, 2009

Via EDGAR and Messenger

Michael R. Clampitt, Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549

Re:           Provident Financial Holdings, Inc. Registration Statement on Form S-1/A
File Number 333-162415

Dear Mr. Clampitt:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client Provident Financial Holdings, Inc. (“Provident”), we enclose herewith for filing Pre-Effective Amendment No. One (the “Amendment”) to Provident’s Registration Statement on Form S-1 relating to Provident’s proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated November 2, 2009 (the “Comment Letter”).  Provident’s responses to the Staff’s comments are numbered to correspond to the numbered comments in the Comment Letter.

  Registration Statement on Form S-1 filed October 9, 2009

General

  1.          We remind you of the updating requirements of Rule 3-12 of Regulation S-X.

Response -With respect to the updating requirements of Rule 3-12 of Regulation S-X, we have included information in the Amendment through September 30, 2009 and incorporated the Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 by reference.

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
November 13, 2009

2.           Please ensure you include an updated accountants' consent in the pre-effective amendment.

Response - We have included an updated accountants’ consent as Exhibit 23.2 to the Amendment.

Business Strategy, page 2

3.           Please provide greater detail regarding your origination of mortgage loans for sale in the secondary market. Please disclose what entities or programs you sell the majority of your loans to, what limitations and/or restrictions are placed on the loans originated for sale so that such loans are saleable, whether the loans are conforming loans, any repurchase or default provisions and what changes have you made to your strategy for the changes in the secondary market as result of the upheaval at government sponsored entities.

Response - We have inserted additional disclosure on our origination of mortgage loans for sale in the secondary market through Provident Bank Mortgage on pages 1-2.

Recent Developments, page 3

4.           Please revise to include a more detailed description of the SCAP stress test, what it represents, and how different outcomes are interpreted. Include a statement as to whether or not you followed the exact same methodologies used by federal banking regulators. Disclose what you mean by the term "More Adverse" scenario under the SCAP and provide a discussion of possible scenarios under the test. In your revisions, please provide a more robust discussion of the disclosure on page 11 that after applying the SCAP methodology to your portfolio, your potential cumulative loan losses over the next two years under either scenario of the test would be significantly higher than the loan losses you have incurred historically, quantifying the results of applying the SCAP under each scenario to your potential loan losses. Consider the usefulness of providing tabular information on the SCAP so that a reader can fully understand it and the results of applying it.

Response - We have revised the disclosure on page 4 of the Amendment in response to this comment.

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
November 13, 2009

Risk Factors, page 7

5.           With regard to the risk relating to non-traditional loans, and noting the disclosure that of $485 million in interest only loans, $430 million fully amortize after 2010 and another $329 million amortize after 2014, revise to add a table to reflect additional matters relating to these loans as follows:

•	Disclose the amount that fully amortize in the next 12 months (from 6/30/09 or 9/30/09 if those financial statements are released);

•	Disclose the amount that fully amortize between 1 year and 5 years;

•	Disclose how many fully amortize after 5 years;

•	In a column after the first three bullets, disclose the percentage of each category that are non-performing and

•	Disclose in another column the 30 days delinquency rate.

Response - In response to this comment the following information has been added to page 26 of our Form 10-Q for the quarter ended September 30, 2009.

The following table summarizes the amortization schedule of the Corporation’s interest only single-family, first trust deed, mortgage loans held for investment, including the percentage of those which are identified as non-performing or 30 – 89 days delinquent as of September 30, 2009:
(Dollars In Thousands)	Balance	Non-Performing (1)	30 - 89 Days Delinquent (1)
Fully amortize in the next 12 months	$ 116,565	16%	2%
Fully amortize between 1 year and 5 years	15,374	50%	8%
Fully amortize after 5 years	316,439	16%	2%
Total	$ 448,378	17%	2%

(1)	As a percentage of each category.

6.           With regard to the $357.9 million in stated income loans, present a table with similar information except use interest resets instead of fully amortize.

Response - In response to this comment the following information has been added to page 26 of our Form 10-Q for the quarter ended September 30, 2009.

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
November 13, 2009

The following table summarizes the interest rate reset (repricing) schedule of the Corporation’s stated income single-family, first trust deed, mortgage loans held for investment, including the percentage of those which are identified as non-performing or 30 – 89 days delinquent as of September 30, 2009:
(Dollars In Thousands)	Balance (1)	Non-Performing (1)	30 - 89 Days Delinquent (1)
Interest rate reset in the next 12 months	$ 183,758	20%	2%
Interest rate reset between 1 year and 5 years	162,541	17%	2%
Interest rate reset after 5 years	457	-%	-%
Total	$ 346,756	19%	2%

(1)      As a percentage of each category.  Also, the loan balances and percentages on this table may overlap with the interest only single-family, first trust deed, mortgage loans held for investment table.

7.            Revise the risk for high loan to value ratios to disclose the aggregate dollar amount of loans that have or you believe have current LTV's over 100%.

Response - Provident is not able to provide information regarding current loan to values or loans that may have current loan to value ratios, or LTVs, over 100%.  It has not ordered new appraisals or broker price opinions on its existing loans held for investment nor does it plan to do so unless a specific loan deteriorates or it receives a loan modification request from the borrower (in which case specific loan valuation allowances are established, if required).  It is reasonable to assume however, given the LTV ratios at the time of origination of the loans it holds for investment, the year that the origination took place, and the general decline in real estate values (subsequent to the year of origination) that some percentage of its loans may have current LTVs over 100%, however, it cannot quantify this with any degree of accuracy as to the amounts, loan types, or geography. Please see our response to number 17 of the Staff’s comments which has been added to page 25 of our Form 10-Q for the quarter ended September 30, 2009.

8.           Please include a risk factor to include a discussion of the risks associated with the fact that a single depositor has an aggregate balance of $83 million in time deposits at the Bank.

Response - As of September 30, 2009, Provident Savings Bank, F.S.B. (the “Bank”) no longer had a single depositor with an aggregate balance of $83 million in time deposits at the Bank because the Bank chose not to offer renewal terms to the depositor on their CDs when they matured during the quarter ended September 30, 2009.  Additionally, the Bank chose to prepay $40 million of CDs from the same depositor in the September 30, 2009 quarter that were not scheduled to mature until the December 31, 2009 quarter.  They did so as part of their deleveraging strategy. Therefore, this comment is no longer germane to Provident’s current financial statements or results.

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
November 13, 2009

9.           Revise the risk factor for the $495 million in multi-family and commercial loans to add a table and present information similar to the stated income loans (use the breakdown for resets or matures in less than one year, 1 to 5 years, etc., use the non-performing and 30 clay delinquency columns, except add another column and disclose the percentage that are non fully amortizing.

Response - In response to this comment the following information has been added to page 27 of our Form 10-Q for the quarter ended September 30, 2009.

The following table summarizes the interest rate reset or maturity schedule of the Corporation’s multi-family loans held for investment, including the percentage of those which are identified as non-performing, 30 – 89 days delinquent or not fully amortizing as of September 30, 2009:

(Dollars In Thousands)	Balance	Non- Performing (1)	30 - 89 Days Delinquent (1)	Percentage Not Fully Amortizing (1)
Interest rate reset or mature in the next 12 months	$ 142,873	2%	-%	10%
Interest rate reset or mature between 1 year and 5 years	169,351	1%	-%	4%
Interest rate reset or mature after 5 years	46,655	-%	-%	23%
Total	$ 358,879	2%	-%	9%

(1)	As a percentage of each category.

The following table summarizes the interest rate reset or maturity schedule of the Corporation’s commercial real estate loans held for investment, including the percentage of those which are identified as non-performing, 30 – 89 days delinquent or not fully amortizing as of September 30, 2009:
(Dollars In Thousands)	Balance	Non- Performing (1)	30 - 89 Days Delinquent (1)	Percentage Not Fully Amortizing (1)
Interest rate reset or mature in the next 12 months	$ 48,693	3%	-%	27%
Interest rate reset or mature between 1 year and 5 years	54,082	3%	-%	10%
Interest rate reset or mature after 5 years	16,944	3%	-%	60%
Total	$ 119,719	3%	-%	24%

(1)	As a percentage of each category.

10.           Revise the risk on page 13 regarding "various regulatory requirements" to add disclosure as follows:

•	When was the Bank notified it had been designated to be in "troubled condition";

•	Disclose whether any dividend payments for either the Company or the Bank, for anytime after June 30, 2009, were submitted to regulatory authorities and whether they were approved; and,

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
November 13, 2009

•	Disclose the impact on asset growth during the quarter ended September 30, 2009 as a result of the imposed restrictions on growth.

Response - We have added additional information to the risk of various regulatory requirements on pages 14-15.

Capitalization, page 20

11.           Please revise to delete the presentation of debt from the table. Capitalization is not represented by amounts that must be paid back using the company's assets. In addition, please provide the missing information regarding your consolidated capitalization giving effect to the offering.

Response - We have made the requested revisions to the Capitalization table on page 22.  We have added disclosure regarding the proposal offering price and would complete the missing information when the closing price to be used is determined.

Price Range of Common Stock and Dividend Information, page 21

12.           We note your disclosures that you have not received any decision from the U.S. Treasury regarding your Capital Purchase Program ("CPP") application. This appears to be the only disclosure in your registration statement that you discuss your possible involvement in the CPI', Please revise your registration statement to disclose where appropriate any material information regarding your participation in the CPP, including, but not limited to the following information; the date of your application to participate in the CPP;

•	your reasons for why you plan to participate in the CPP or are considering participating;

•	the material terms of your participation in the CPP, including the material terms of the securities and warrants you would issue to the Treasury Department;

•	the estimated proceeds of your proposed sale of securities to the Treasury Department and disclose how you expect to use them;

•	any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application and

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
November 13, 2009

•	whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Response - We have provided the requested additional information on the U.S. Treasury Capital Purchase Program on pages 23-24.

Incorporation of Certain Documents by Reference

13.            Revise your registration statement to include proxy or information statements filed pursuant to Section 14 of the Exchange Act since the end of the fiscal year. Refer to Item 12(a)(2) of Form 54.

Response - We have revised the disclosure on page 33 to include Provident’s proxy statement and the Form 10-Q for the quarter ended September 30, 2009.

Form 10-K for the year ended June 30, 2009

14.            Considering your significant exposure to hybrid loan products, we believe the transparency of your disclosures would be improved by addressing the following points in future filings:

•
Please describe your procedures for obtaining updated appraisals for collateral dependent loans. Specifically address how often appraisals are obtained for loans identified as impaired and for loans that you have not identified as impaired but which you have considered in the development of the allowance for loan losses, clarifying how you have considered deteriorating values in developing the allowance for loan losses.

•
We note you disclose information regarding the make-up of your loan portfolio by characteristics such as year of origination, FICO score, etc. We believe a reader could potentially benefit from further disaggregation of this information to include interest reset dates on ARM's and quantification of outstanding loans by reset dates, such as 3, 5 and 7 years. Also, please discuss the expected timing of adjustments of ARM's and the effect of the adjustments on future cash flows and liquidity, taking into consideration current trends of increased delinquency rates and reduced collateral values. Also, discuss how you considered future interest reset rates in determining the allowance for loan losses.

Response - In response to this comment the following information has been added to pages 24, 25 and 26 of our Form 10-Q for the quarter ended September 30, 2009.

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
November 13, 2009

Additional disclosure of the policy for updating appraisals on collateral dependent loans:

•
Additionally, the Corporation does not periodically update the loan to value (“LTV”) on its loan held for investment by obtaining new appraisals or broker price opinions (nor does the Corporation intend to do so in the future as a result of the costs and inefficiencies associated with completing the task) unless a specific loan has demonstrated deterioration or the Corporation receives a loan modification request from a borrower (in which case specific loan valuation allowances are established, if required).

Additional disclosure of hybrid loan products:

•
When a loan is considered impaired as defined by ASC 310-10, “Accounting by Creditors for Impairment of a Loan,” the Corporation measures impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate. However, if the loan is "collateral-dependent" or foreclosure is probable, impairment is measured based on the fair value of the collateral. At least quarterly, management reviews impaired loans.  When the measure of an impaired loan is less than the recorded investment in the loan, the Corporation records a specific valuation allowance equal to the excess of the recorded investment in the loan over its measured value, which is updated quarterly.  A general loan loss allowance is provided on loans not specifically identified as impaired (non-impaired loans). The general loan loss allowance is determined based on a quantitative and a qualitative analysis using a loss migration methodology. The loans are classified by type and loan grade, and the historical loss migration is tracked for the various stratifications. Loss experience is quantified for the most recent four quarters, and that loss experience is applied to the stratified portfolio at each quarter end. The qualitative analysis includes current unemployment rates, retail sales, gross domestic product, real estate value trends, and vacancy rates, among other current economic data.

•	The first comment of this section regarding the reset dates on adjustable rate mortgage loans has been presented in the responses to comments 6 and 9 and no further response is necessary.

The second comment of this section:

The reset of interest rates on adjustable rate mortgage loans (primarily interest only single-family loans) to a fully-amortizing status has not created a payment shock for most of our borrowers primarily because the loans are repricing at a 2.75% margin over six-month LIBOR, which has resulted in a lower interest rate than the borrowers pre-adjustment interest rate.  Management expects that the economic recovery will be slow to develop, which may translate to an extended period of lower interest rates and a reduced

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
November 13, 2009

risk of mortgage payment shock for the foreseeable future.  The higher delinquency levels experienced by the Bank during fiscal 2009 and the first quarter of fiscal 2010 were primarily due to higher unemployment, the recession and the decline in real estate values, particularly in Southern California.

Item 1. Business, page 5

15.           Please provide to us and include in future filings a revised table which includes the dollar amount of all loans held for investment which have fixed and floating or adjustable interest rates to include a column that states the percentage of total loans each line item represents.

Response - In response to this comment the following information will be added to our Form 10-K for the fiscal year ended June 30, 2010 as we do not file this information in our quarterly filings.

The following table sets forth the dollar amount of all loans held for investment due after June 30, 2010 which have fixed and floating or adjustable interest rates.
			Floating or
			Adjustable
	Fixed-Rate	% (1)	Rate	% (1)
(Dollars In Thousands)

Mortgage loans:
Single-family	$ 4,488	1%	$ 689,697	99%
Multi-family	18,565	5%	354,058	95%
Commercial real estate	22,166	18%	97,977	82%
Other	-	-%	1,863	100%
Commercial business loans	2,439	57%	1,852	43%
Total loans held for investment	$ 47,658	4%	$ 1,145,447	96%

(1) As a percentage of each loan category.

16.           Please provide to us revised disclosure language and revise in future filings the disclosure on page 6 to provide the reader with more information regarding what negative amortization is and why it "involves a greater risk to the Bank."

Response - In response to this comment the following information has been added to page 9 of the Amendment and page 40 of our Form 10-Q for the quarter ended September 30, 2009.

Negative amortization involves a greater risk to us because credit risk exposure increases when the loan incurs negative amortization and the value of the home serving as collateral for the

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
November 13, 2009

loan does not increase proportionally.  Negative amortization is only permitted up to a specified level and the payment on such loans is subject to increased payments when the level is reached, adjusting periodically as provided in the loan documents and potentially resulting in higher payments by the borrower.  The adjustment of these loans to higher payment requirements can be a substantial factor in higher loan delinquency levels because the borrowers may not be able to make the higher payments.  Also, real estate values may decline and credit standards may tighten in concert with the higher payment requirement making it difficult for borrowers to sell their homes or refinance their mortgages to pay off their mortgage obligation.

Single-Family Mortgage Loans, page 5

17.           We note your disclosure on page 7 and elsewhere throughout your filings regarding your presentation of Loan-to-Value ratios based on original appraisals. In light of the significant decreases in home values in certain of your market areas, please revise this section as well as your asset quality section in future filings to more clearly describe the impact of the decreases in home values subsequent to origination. Discuss the extent to which you are able to quantify this impact on your average LTVs for your loan portfolio at large or for certain subsets of your portfolio.

Response - In response to this comment the following information has been added to page 25 of our Form 10-Q for the quarter ended September 30, 2009.

A decline in real estate values subsequent to the time of origination of our real estate secured loans could result in higher loan delinquency levels, foreclosures, provisions for loan losses and net charge-offs.  Real estate values and real estate markets are beyond Provident’s control and are generally affected by changes in national, regional or local economic conditions and other factors.  These factors include fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature, such as earthquakes and national disasters particular to California where substantially all of our real estate collateral is located.  If real estate values continue to decline further from the levels described in the following tables (which were calculated at the time of loan origination), the value of real estate collateral securing Provident’s loans could be significantly reduced.  Provident’s ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and it would be more likely to suffer losses on defaulted loans.  Additionally, the Corporation does not periodically update the loan to value (“LTV”) on its loans held for investment by obtaining new appraisals or broker price opinions (nor does the Corporation intend to do so in the future as a result of the costs and inefficiencies associated with completing the task) unless a specific loan has demonstrated deterioration or the Corporation receives a loan modification request from a borrower (in which case specific loan valuation allowances are established, if required).  Therefore, it is reasonable to assume that the LTV ratios disclosed in the following tables may be understated in comparison to their current LTV ratios as a result of their year of origination, the subsequent

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
November 13, 2009

general decline in real estate values that may have occurred and the specific location of the individual properties.  Provident cannot quantify the current LTVs of its loans held for investment nor quantify the impact the decline in real estate values has had to the current LTVs of its loans held for investment by loan type, geography, or other subsets.

18.           Please revise your future filings to provide greater granularity within your nonperforming loans and in particular within your nonperforming single-family mortgage loans to better identify for the reader which loans comprise the greatest risk within your portfolio. We note your table of single-family mortgage loans by calendar year of origination and by geographic breakdown on page 8. In future filings, please consider quantifying your nonperforming loans by calendar year of origination and by geographic breakdown. If relevant, separately quantify your Alt-A non-performing loans for these purposes.

Response - In response to this comment the following information has been added to page 30 of our Form 10-Q for the quarter ended September 30, 2009.

The following table describes the non-performing loans by the year of origination as of September 30, 2009:

	Year of Origination
(Dollars In Thousands)	2001 & Prior	2002	2003	2004	2005	2006	2007	2008	YTD 2009	Total
Mortgage loans:
Single-family	$ -	$ -	$ 3,430	$ 9,077	$ 23,098	$ 22,100	$ 12,290	$ 3,046	$ 85	$ 73,126
Multi-family	-	-	-	-	1,923	2,868	-	-	-	4,791
Commercial real estate	-	-	-	-	939	1,421	738	-	-	3,098
Construction	-	-	-	-	-	1,729	400	-	-	2,129
Other	-	-	-	-	-	-	-	-	1,234	1,234
Commercial business loans	-	-	-	-	-	-	1,005	-	146	1,151
Total	$ -	$ -	$3,430	$ 9,077	$ 25,960	$ 28,118	$ 14,433	$ 3,046	$ 1,465	$ 85,529

The following table describes the non-performing loans by the geographic location as of September 30, 2009:

(Dollars In Thousands)	Inland Empire	Southern California (1)	Other California	Other States	Total
Mortgage loans:
Single-family	$ 25,327	$ 38,603	$ 8,429	$ 767	$ 73,126
Multi-family	2,098	-	2,693	-	4,791
Commercial real estate	1,861	1,237	-	-	3,098
Construction	2,129	-	-	-	2,129
Other	1,234	-	-	-	1,234
Commercial business loans	1,006	145	-	-	1,151
Total	$ 33,655	$ 39,985	$11,122	$767	$85,529

(1)	Other than the Inland Empire.

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
November 13, 2009

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 79

19.           We note your disclosure that the information required by Item 201(d) of Regulation S-K is contained under the section captioned "Executive Compensation   Equity Compensation Plan Information" in your proxy statement. It does not appear that there is a section captioned "Executive Compensation Equity Compensation Plan Information" in your proxy statement, nor does it appear that the information required by Item 201(d) of Regulation S-K is elsewhere in your proxy statement. Please provide to us and revise your filings to include the required information.

Response - We have added the table that was inadvertently omitted from the Form 10-K on page 28 of the Amendment.

Item 13.  Certain Relationships and Related Transactions and Director Independence, page 79

20.           We note your disclosure that the information required by Item 404 of Regulation S-K is contained under the section captioned "Transactions with Management" in your proxy statement. It does not appear that there is a section captioned "Transactions with Management" in your proxy statement, nor does it appear that the information required by Item 404 of Regulation S-K is elsewhere in your proxy statement. Please provide to us and revise your filings to include the required information.

Response - The cross reference in the Form 10-K was erroneous and disclosure concerning Transactions with Management has been added to page 28 of the Amendment.

* * * * *

Additionally, in response to the Staff’s request, the Corporation acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Corporation’s filings; and (iii) the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
November 13, 2009

We will provide requests from Provident for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive it.

We appreciate the Staff’s assistance in reviewing Amendment Number 1, and request that the Staff direct any questions with respect to these responses to the undersigned.

                        Very truly yours,

                                                        /s/ John F. Breyer Jr.
                                           John F. Breyer, Jr.

cc:           (Marked copy by messenger)
Michael R. Clampitt, Senior Attorney, Mail Stop 4561
Eric Envall, Staff Attorney, Mail Stop 4720